AGREEMENT, WAIVER AND GENERAL RELEASE

This Agreement, Waiver and General Release ("Agreement") is made and entered into on December 15, 1999 by and between Gabriel L. Shaheen (hereinafter referred to as "Mr. Shaheen"), and Lincoln National Corporation, their affiliates and subsidiaries, and each of their directors, officers, representatives, agents, attorneys, employees, successors, and assigns and any other person acting through, by, under or in concert with any of them (hereinafter individually and collectively referred to as "LFG"), and shall become effective eight (8) days after the date of execution hereof by Mr. Shaheen.

RECITALS

A. Mr. Shaheen has been employed with LFG from May 2, 1977 and has tendered his resignation as an officer and/or director of the LFG companies as set out in Exhibit A to this Agreement.

B. Mr. Shaheen and LFG have carefully explored this situation and in spirit of compromise have agreed to enter into the following Agreement.

In consideration of the premises and mutual promises and agreements of the parties contained herein, it is agreed as follows:

1. Mr. Shaheen will receive One Million, Four Hundred, Sixty-nine Thousand, and no/100 ($1,469,000), less applicable withholding taxes and deductions paid in January 2000. This lump sum payment includes any amounts due under the LNC Employees' Severance Pay Policy Plan and the 1999 Executive Value Sharing Plan ("EVSP") established under the terms of the 1997 Lincoln National Incentive Plan ("ICP"). In addition, Mr. Shaheen will receive $1,366,700 payable in three equal installments in each of January 2000, 2001 and 2002 in lieu of any payment under the Long Term Incentive Plan for 1998-2000 ("LTIP") established under the ICP. All amounts, including the lump sum payment, will be paid prior to January 15 of the applicable year.

2. Mr. Shaheen’s employee medical, dental and life benefit elections shall continue until March 31, 2000. At that time, Mr. Shaheen’s COBRA election period commences.

3. Mr. Shaheen will be eligible for a 63% pension benefit at age 55 (rule of 75) under the LNC Employees’ Retirement Plan, the LNC Employees’ Supplemental Pension Benefit Plan and the LNC Executives’ Excess Compensation Pension Benefit Plan (collectively "Plans"). He also will receive one year and six months additional service credit under the Plans. Mr. Shaheen’s account under the LNC Employees’ Savings and Profit-Sharing Plan will be vested along with his related deferred compensation account, and he will be eligible for the full 1999 employer match which is payable in 2000. Mr. Shaheen will be eligible for a 35% benefit at age 55 under the Salary Continuation Plan for Executives of Lincoln National Corporation and Affiliates and will be eligible for an unreduced benefit at age 65 under the terms of the Plan.

4. Mr. Shaheen’s outstanding unvested non-qualified Lincoln stock options will be vested as of December 30, 1999 and will be exercisable until June 30, 2000. His 1997 restricted stock unit grant (his 1997 deferred bonus) will be vested as of January 1, 2000. The fair market value of the units and dividend equivalent rights as of January 1, 2000 will be paid to him in cash on or before January 15, 2000, and the units and dividend equivalent rights shall be forfeited upon such payment.

5. The 50,000 restricted shares that Mr. Shaheen was granted under the Long Term Incentive Plan will be forfeited.

6. Mr. Shaheen will be paid any accrued and unused managed time as of January 1, 2000. Mr. Shaheen will not accrue any additional vacation after December 31, 1999 nor will he be eligible for any benefits or compensation after December 31, 1999 as a result of his continuing employment through March 31, 2000 other than the benefits described in Paragraphs 2 and 4 of this Agreement. Mr. Shaheen’s employment relationship with LFG shall completely terminate on March 31, 2000.

7. Mr. Shaheen will receive the career transition assistance plan for Key Executives from Right Management Consultants.

8. Mr. Shaheen will be eligible for tax return preparation assistance for the 1999 tax year, and he may complete his 1999 triennial physical examination at LFG’s expense.

9. Mr. Shaheen’s split dollar policy will be cancelled. He will be reimbursed for any taxes he incurs as a result of such cancellation on a "grossed up" basis.

10. Mr. Shaheen, for and in consideration of receiving the above, waives any right to personal recovery and hereby irrevocably, unconditionally and generally releases, acquits, and forever discharges to the fullest extent permitted by law, LFG from all charges, complaints, actions, causes of actions, suits, rights, grievances, costs, losses, debts, expenses, sums of money, accounts, covenants, contracts, agreements, claims, damages, liabilities, obligations, and demands of any nature whatsoever, known or unknown, in law or in equity ("Claim" or "Claims"), which against them Mr. Shaheen at any time heretofore ever had, owned, or held or claimed to have had, owned, or held or which Mr. Shaheen now has, owns, or holds, or claims to have, own, or hold, or which Mr. Shaheen can, shall or may have, or which Mr. Shaheen’s heirs, executors, administrators, personal representatives, successors, or assigns hereinafter can, shall or may have, in any way connected with or relating to Mr. Shaheen’s employment and/or the termination of his employment with LFG.

11. Paragraph 10 above includes, but is not limited to, claims, disputes or causes of action or right to personal recovery under tort, contract, or other laws of the State of Indiana (including, but by no means limited to, claims for unemployment compensation and claims arising out of or alleging breach of contract, wrongful termination, breach of implied employment, breach of good faith and fair dealing, impairment of economic opportunity, intentional infliction of emotional harm or emotional distress, fraud [actual or constructive]), defamation [libel or slander], under the Age Discrimination in Employment Act of 1967, 29 U.S.C. /621, et seq., as amended by the Older Worker's Benefit Protection Act ("OWBPA"), under Title VII of the Civil Rights Act of 1964, 42 U.S.C. /2000e, et seq., as amended, by the Civil Rights Act of 1991, under the Americans with Disabilities Act of 1990, 42 U.S.C. /12101, et seq., as amended, under the Family and Medical Leave Act of 1993, 29 U.S.C. /2601, et seq., under 42 U.S.C. /1981, under the Fair Labor Standards Act, 29 U.S.C. /201, et seq., under any theory of retaliation, under any federal or state law or municipal ordinance relating to discrimination in employment, or under any other laws, ordinances, executive orders, rules, regulations or administrative or judicial case law arising under the statutory or common laws of the United States, the State of Indiana, or any political subdivision of the State of Indiana.

12. Mr. Shaheen knowingly and voluntarily specifically waives any rights or claims arising under 29 U.S.C.621 et seq., as amended by the OWBPA and, more specifically, any right or claim under 29 U.S.C.626. Mr. Shaheen specifically states and acknowledges that:

A. This waiver is part of an Agreement written in a manner calculated to be understood by him.

B. He does not waive rights or claims that may arise after the date that this Agreement is executed.

C. He is receiving consideration in addition to anything of value to which he would already have been entitled prior to executing this Agreement.

D. He has been and is hereby advised, in writing, to consult an attorney prior to executing this Agreement.

E. He further acknowledges that he has been given a period of at least twenty-one (21) days within which to consider this Agreement.

13. It is provided that for a period of seven (7) days following the execution of this Agreement shall Mr. Shaheen may revoke said Agreement by notice to LFG. Further, this Agreement shall not become effective or enforceable until the revocation period has expired.

14. Mr. Shaheen warrants and represents that in executing this document he does so with full knowledge of any and all rights which he may have with respect to all matters released. Mr. Shaheen further understands, acknowledges and agrees that the payment of any consideration is not an admission of liability on the part of LFG, but to the contrary, represents a negotiated compromise and agreement. This Agreement, shall not in any way be interpreted to render Mr. Shaheen a "prevailing party" for any purpose, including, but not limited to, an award of attorney's fees under any statute or otherwise.

15. Mr. Shaheen represents that he has not filed any complaints or claims against LFG with any local, state or federal court or agency, that Mr. Shaheen will not do so at any time hereafter for claims which arose prior to the date he signs this Agreement, and that if any such court or agency assumes jurisdiction of any complaint or claim against LFG which arose prior to the execution of this Agreement, he will immediately request such court or agency to dismiss the matter and take all such additional steps necessary to facilitate such dismissal with prejudice. As a further material inducement to LFG to enter into this Agreement, Mr. Shaheen covenants and agrees not to sue, or join with others in suing, LFG on any of the released Claims.

16. Mr. Shaheen, due to the knowledge and information he possesses which was gained as a result of his employment with LFG, hereby agrees to make himself available, at reasonable times, to cooperate, consult, testify, etc. with respect to current and future legal actions including but not limited to litigation, arbitrations, mediation, administrative, and/or regulatory proceedings in which LFG is a party. LFG will pay Mr. Shaheen for the reasonable value of his time with the express understanding that any such payment is not made for or as an inducement to the substance of his testimony.

17. Mr. Shaheen will be entitled to indemnification by LFG to the extent permitted by its bylaws on the same basis as the indemnification provided to other former officers. Mr. Shaheen will be entitled to coverage under LFG's directors and officers liability insurance policy on the same basis as the coverage provided to other former officers.

18. As a result of Mr. Shaheen’s position as President and Chief Executive Officer of The Lincoln National Life Insurance Company and his service on LFG's Senior Management Committee, he has been instrumental in developing the strategic direction of LFG's life and annuity businesses and has participated in the development of LFG's overall strategic direction. He also has developed, obtained or learned specific confidential information and trade secrets which are the property of LFG. Mr. Shaheen hereby covenants and agrees to use his best efforts and utmost diligence to guard and protect such confidential information and trade secrets and to not disclose or permit to be disclosed to any third party by any method whatsoever any such confidential information or trade secrets. Confidential information or trade secrets shall include, but not be limited to, any and all records, notes, memoranda, data, ideas, processes, methods, devices, programs, computer software, writings, research, personnel information, customer information, financial information, strategies, plans or any information of whatever nature, in the possession or control of LFG which has not or have not been published or disclosed to the general public or which gives LFG an opportunity to obtain an advantage over competitors who do not know or use it.

19. Mr. Shaheen agrees that he will not directly or indirectly solicit or endeavor to entice away from LFG any person who is currently employed by LFG through June 30, 2000.

20. Mr. Shaheen agrees that neither he nor any entity directly or indirectly controlled by him will directly or indirectly participate in a proscribed activity. A "proscribed activity" through June 30, 2000, shall mean either (1) soliciting others to invest in the common stock of Lincoln National Corporation ("LNC") for the purpose of effecting an acquisition of control of LNC or his directly investing in more than 1% of the common stock of LNC or (2) using confidential information or trade secrets (as described in Paragraph 18 above) to assist any person, entity or group of persons which intends to or does attempt to effect an acquisition of control of LNC. The term "Control" shall be defined for purposes of this paragraph to have the meaning of control contained in Ind. Code Ann. Sec. 27-1-23-1(e) [Burns, 1998 Supp.].

21. The payments under Paragraph 1 and the pension enhancement under Paragraph 3 of this Agreement are consideration for his covenants and agreements contained in Paragraphs 18, 19 and 20 of this Agreement. Mr. Shaheen acknowledges, understands and agrees that all amounts that have not been paid will be immediately forfeited if he breaches any provision specified in Paragraphs 18, 19 or 20 during the term specified in each paragraph. Mr. Shaheen acknowledges that the restrictions contained in such paragraphs are reasonable and necessary to protect the legitimate interests of LFG; and that, therefore, LFG shall be entitled to seek preliminary and permanent injunctive and other equitable relief (including, without limitation, an equitable accounting of all earnings, profits and other benefits arising from such violation) in any court of competent jurisdiction, which rights shall be cumulative and in addition to any other rights or remedies to which LFG may be entitled. Mr. Shaheen hereby irrevocably consents to the personal jurisdiction over him of the courts of the State of Indiana and of any Federal court located in such state in connection with any action or proceeding arising out of or relating to this Paragraph 21 or any related breach of this Agreement involved in such action or proceeding and further agrees, and shall not contest, that the proper places for filing and maintaining any such action or proceeding shall be in the State of Indiana.

22. Mr. Shaheen warrants and represents that no other person or entity has any interest in the matters released and that he has not assigned or transferred or purported to assign or transfer to any person or entity all or any portion of the matters released.

23. Mr. Shaheen represents and acknowledges that he is not relying and has not relied on any representation or statements made by LFG, with respect to any of the matters released or with regard to his rights or asserted rights in connection therewith. Mr. Shaheen hereby assumes the risk of any mistake of fact with regard to any of the matters released or with regard to any of the facts which are now unknown to him relating thereto.

24. Mr. Shaheen represents and agrees that he shall not communicate the terms of this Agreement and that he will not hereafter disclose any information concerning this Agreement, or any information discussed by the parties in negotiation of this Agreement to any person, corporation, or other entity for any purpose whatsoever without prior written permission from LFG, except to the extent necessary to Right Management Consultants, Mr. Shaheen’s attorney, tax preparer, accountant, or other financial advisor, or as required by law or except to the extent the information is publicly available.

25. LFG hereby releases Mr. Shaheen of any and all claims, demands, actions, liabilities or indebtedness, whether known or unknown, arising out of his employment and services provided to LFG, excepting, however, claims not known to LFG involving fraud, theft, or misappropriation of LFG property, assets, confidential information or trade secrets or which arise under this Agreement, including, but not limited to, Paragraphs 18, 19, 20 and 21.

26. This Agreement may not be introduced in evidence or relied on by either party in subsequent legal proceedings except only proceedings alleging or arising out of, and seeking redress for breach of the terms hereof.

27. This Agreement shall be binding upon Mr. Shaheen and upon his heirs, executors, administrators, personal representatives, successors and assigns, and shall inure to the benefit of LFG, and to their respective heirs, administrators, representatives, executors, successors and assigns, as the case may be.

28. This Agreement shall in all respects be interpreted, enforced and governed under the internal laws (and not the conflicts of laws rules) of the State of Indiana. Should any provision of this Agreement be declared or determined to be null, void, inoperative, illegal or invalid for any reason, the validity of the remaining parts, terms or provisions shall not be affected thereby and they shall retain their full force and effect, and said null, void, inoperative, illegal or invalid part, term, or provision shall be deemed not to be a part of this Agreement. As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so indicates or requires. The language of all parts of this Agreement shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties.

29. This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any and all prior negotiations, agreements or understandings between the parties hereto pertaining to the subject matter hereof. This Agreement may not be modified or amended except by a written agreement signed by the parties hereto.

PLEASE READ CAREFULLY. THIS AGREEMENT, WAIVER

AND GENERAL RELEASE INCLUDES A GENERAL

RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS

AFFIRMATION OF RELEASOR

I warrant that this Agreement reflects the entire settlement between myself and LFG. I have read this Agreement carefully, and I have been given the opportunity to consult with private counsel concerning its terms and effect and concerning my rights. I fully understand that this Agreement generally releases all of my claims, both known and unknown, arising prior to the execution hereof, against LFG, except as specifically otherwise provided herein. I execute this Agreement voluntarily and of my own choice with full and complete knowledge and understanding of its significance and effect.

Dated: December 15, 1999

/s/ Gabriel L. Shaheen

Gabriel L. Shaheen

/s/Elizabeth A. Frederick

Witness

[Lincoln Financial Group Letterhead]

Exhibit A

To: Corporate Secretary

Subject: Resignation

Effective 5:00p.m., EST, on Wednesday, December 15, 1999, I resign as a director and/or officer of Lincoln National Corporation and all of its subsidiary companies in which I hold such a position, including but not limited to the following:

President, Chief Executive Officer and Director,

The Lincoln National Life Insurance Company

Director,

AnnuityNet, Inc.

AnnuityNet Insurance Agency, Inc.

Delaware Management Holdings, Inc.

First Penn-Pacific Life Insurance Company

Lincoln European Reinsurance Company

Lincoln Life and Annuity Company of New York

Lincoln Life and Annuity Distributors, Inc.

Lincoln National Foundation, Inc.

Lincoln National Investment Companies, Inc.

Member of,

Investment Committee of Lincoln Life & Annuity Company

Benefits Investment Committee

Executive Steering Committee of Lincoln National Corporation

Committee to Examine Company

Executive Committee

Investment Committee

Conflicts of Interest Committee of The Lincoln National Life Insurance Company.

/s/Gabriel L. Shaheen

Gabriel L. Shaheen

Dated: December 15, 1999

ACCEPTANCE OF LFG

The undersigned accepts the foregoing Agreement on behalf of LFG.

Dated: December 24, 1999

/s/ Jon A. Boscia

Authorized to execute this Agreement

on behalf of Lincoln National Corporation